UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 29, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from ___________ to ______________

Commission file number 0-24960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN


                                Table of Contents


     The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1 - 3 of Form 11-K, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules are filed as part of this annual report:

                                                                                                        Page
Report of Independent Registered Public Accounting Firm                                                   1

Statements of Net Assets Available for Plan Benefits as of December 29, 2003 and 2002                     2

Statements of Changes in Net Assets Available for Plan Benefits for the Years ended
    December 29, 2003 and 2002                                                                            3

Notes to Financial Statements                                                                             4

Schedule

1   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 29, 2003                    9

Exhibit

Exhibit 23 Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm



The Administrator
Covenant Transport, Inc. 401(k) and
 Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (Plan) as of December 29, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years ended December 29, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 29, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                      /s/ KPMG LLP


Atlanta, Georgia
June 25, 2004

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 29, 2003 and 2002

                                                                                           2003                 2002
                                                                                   -------------------   -------------------
Assets:
  Investments, at fair value (notes 3 and 4)                                       $      16,344,166     $      14,865,621

Liabilities:
  Excess contributions payable                                                                   --                 28,368
                                                                                   -------------------   -------------------
             Net assets available for plan benefits                                $      16,344,166     $      14,837,253
                                                                                   ===================   ===================

See accompanying notes to financial statements.

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 29, 2003 and 2002

                                                                                             2003                 2002
                                                                                       ----------------     ----------------
Additions:
   Investment income (loss):
       Interest and dividends                                                          $      354,160       $      378,967
       Net appreciation (depreciation) in fair value of investments:
           Mutual funds                                                                     1,267,546           (1,442,220)
           Covenant Transport, Inc. common stock                                              184,434              158,643
                                                                                       ----------------     ----------------
                    Net investment income (loss)                                            1,806,140             (904,610)

   Contributions from employer                                                                671,714              845,909
   Contributions from participants                                                          2,448,356            2,808,915
                                                                                       ----------------     ----------------
                    Total additions                                                         4,926,210            2,750,214
Deductions:
   Participants' benefits                                                                   3,412,443            3,205,175
   Administrative fees                                                                          6,854                7,258
                                                                                       ----------------     ----------------

Net increase (decrease) in net assets available for plan benefits                           1,506,913             (462,219)
Net assets available for plan benefits at beginning of year                                14,837,253           15,299,472
                                                                                       ----------------     ----------------
Net assets available for plan benefits at end of year                                  $   16,344,166       $   14,837,253
                                                                                       ================     ================

See accompanying notes to financial statements.

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2003 and 2002


(1)  Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

     (a)  Basis of Presentation

          The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (b)  Investments

          Investments in mutual funds, common stock, and common collective fund are stated at fair value based on quoted market prices or as determined by SunTrust Bank (Trustee). Securities transactions are accounted for on a trade date basis.

          Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for plan benefits.

          The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

     (c)  Fair Value of Financial Instruments

          Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

     (d)  Reclassifications

          Certain reclassifications were made to the 2002 accounts to conform to classifications adopted in 2003.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                                       4                        (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2003 and 2002

     (a)  General

          The Plan is a defined contribution plan and covers substantially all employees of Covenant Transport, Inc. and subsidiaries (the Company). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. The Plan is administered by SunTrust Bank Trust, the Plan trustee, who has overall responsibility for the investment of assets, accounting for financial transactions, and distributions to participants.

     (b)  Contributions

          Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 100% of their annual compensation subject to the limitations of the Internal Revenue Code Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee's compensation and may make other types of discretionary contributions. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under the Internal Revenue Code Section 402(g).

     (c)  Participant Accounts

          The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income, and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees' contributions for the period.

          Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts. Current investment funds available within the Plan at December 29, 2003 include the following:

               o SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

               o STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund, which invests primarily in government and corporate obligations.

               o STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund, which invests primarily in equity securities.

               o STI Classic Capital Appreciation Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities, which in the advisor's opinion are undervalued.

                                       5                        (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2003 and 2002


               o Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

               o Vanguard 500 Index Fund - This fund is managed by the Vanguard Group. This fund invests in the stocks included in the S&P 500 Index.

               o Janus Advisor Aggressive Growth Fund - This fund is managed by Janus. This fund invests primarily in common stocks.

               o STI Classic International Equity Index Fund - This fund is managed by SunTrust Bank. This fund is a stock fund, which invests in foreign stocks.

               o American Century Ultra Advisor Fund - This fund is managed by American Century Investments. This fund seeks capital growth. The fund invests in equities selected for their appreciation potential with the majority being common stocks that meet standard for earnings and revenue growth.

               o Federated Kaufmann Fund - This fund is managed by Federated. The fund seeks capital appreciation by investing in small and mid-cap growth companies.

               o Templeton Foreign Fund - This fund is managed by Franklin Templeton Investments. This fund seeks long-term capital growth. The fund invests primarily in stocks and debt securities in companies and governments outside the United States.

               o STI Classic Small Cap Value Equity Fund - This fund is managed by SunTrust Bank. The fund invests in a diversified portfolio of equity securities issued by what management considers undervalued companies.

               o STI Classic Life Vision Growth and Income Fund - This fund is managed by SunTrust Bank. This fund seeks long-term capital appreciation and current income is secondary. The fund primarily invests in equity securities and fixed income securities.

               o STI Classic Life Vision Moderate Growth Fund - This fund is managed by SunTrust Bank. The fund seeks capital appreciation and current income. The fund primarily invests in equity securities and fixed income securities.

     (d)  Distributions to Participants

          Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable.

          Under  the  terms  of  the  Plan,   participants   may  make  hardship
          withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan.

     (e)  Vesting

          Participants are immediately vested in their contributions and the investment earnings (losses) thereon.

                                       6                        (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2003 and 2002


          Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $162,376 and $107,593 in 2003 and 2002, respectively, and reduced Company contributions by the same amounts.

     (f)  Administrative Expenses

          The administrative expenses of the Plan are paid primarily by the Company. The Company paid $49,137 and $58,019 of administrative fees in 2003 and 2002, respectively. These costs include legal, accounting, and certain administrative fees.

(3)  Transactions with Parties-In-Interest

     At December 29, 2003 and 2002, the Plan held investments in trust funds and money market accounts sponsored by the trustee with current values of $12,396,474 and $11,520,237, respectively. The Plan also held investments in 96,250 and 112,429 shares of Covenant Transport, Inc. common stock with current values of $1,901,644 and $2,015,741 at December 29, 2003 and 2002,
     respectively.

(4)  Investments

     The following investments represent 5% or more of the Plan assets at December 29, 2003 and 2002:

                                                          2003          2002
                                                      -----------   -----------
     SunTrust Employee Benefit Stable Asset Fund      $ 6,088,638   $ 5,959,384
     STI Classic Investment Grade Bond Fund             1,350,567     1,541,314
     STI Classic Value Income Fund                      2,131,204     1,766,855
     STI Classic Capital Appreciation Fund              2,464,125     2,149,726
     Vanguard 500 Index Fund                            1,101,674       766,743
     Covenant Transport 401(k) Unitized Stock Fund      1,901,644     2,015,741
     Federated Kaufmann Fund                              846,540          *


     *The Federated Kaufmann Fund did not exceed 5% of net assets at December 31, 2002.

     All of the Plan's investments are held by a party-in-interest to the Plan.






                                       7                        (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2003 and 2002


(5)  Income Tax Status

     The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualification under
     Section 401(a) of the Internal Revenue Code, and under which the Plan would be subject to tax under present income tax law.

(6)  Plan Termination

     While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                     Schedule I

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN
       Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)
                                December 29, 2003

                                                                                                              Current
              Identity of the issue                              Description of investments                    value
-------------------------------------------------------------- ---------------------------------------   -------------------
Mutual Funds:
* STI Classic Investment Grade Bond Fund                        127,532 mutual fund units                $      1,350,567
* STI Classic Value Income Fund                                 192,000 mutual fund units                       2,131,204
* STI Classic Capital Appreciation Fund                         203,311 mutual fund units                       2,464,125
* STI Classic International Equity Index Fund                   18,312 mutual fund units                          196,852
  Vanguard 500 Index Fund                                       10,754 mutual fund units                        1,101,674
  Janus Advisor Aggressive Growth Fund                          16 mutual fund units                                  326
  Federated Kaufmann Fund                                       171,018 mutual fund units                         846,540
* STI Classic Small Cap Value Equity Fund                       8,220 mutual fund units                           144,339
  Templeton Foreign Fund                                        5,356 mutual fund units                            56,296
  American Century Ultra Advisor Fund                           1,562 mutual fund units                            41,212
* STI Classic Life Vision Growth and Income Fund                1,345 mutual fund units                            14,252
* STI Classic Life Vision Moderate Growth Fund                  651 mutual fund units                               6,497

Common Collective Fund:
* SunTrust Employee Benefit Stable Asset Fund                   180,238 collective fund units                   6,088,638

Common stock:
* Covenant Transport, Inc.                                      96,250 shares of common stock                   1,901,644
                                                                                                         -------------------
                                                                                                         $     16,344,166
                                                                                                         ===================
*SunTrust Bank, Trustee, and Covenant Transport, Inc. are parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            COVENANT TRANSPORT, INC. 401(K) AND
                            PROFIT SHARING PLAN

                            COVENANT TRANSPORT, INC.



Dated: June 25, 2004        By:    /s/ R.H. Lovin, Jr.
                               -----------------------------------
                                  R.H. Lovin, Jr., Administrator